Exhibit 99.2

TITAN MEDICAL INC.

Financial Statements

Years Ended December 31, 2018 and 2017

(IN UNITED STATES DOLLARS)

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP 222 Bay Street Suite 2200, PO Box 131 Toronto ON M5K 1H1 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Titan Medical Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Titan Medical Inc. (the “Company”), which comprise the balance sheet as of December 31, 2018, the related statements of changes in shareholders’ equity and deficit, net and comprehensive loss, and cash flow for the year ended December 31, 2018, and the related notes including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by International Accounting Standards Board (“IASB”).

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

February 13, 2019

We have served as the Company’s auditor since 2010.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP 222 Bay Street Suite 2200, PO Box 131 Toronto ON M5K 1H1 Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Titan Medical Inc.

We have audited the accompanying financial statements of Titan Medical Inc., which comprise the balance sheet as at December 31, 2017 and the statements of shareholders’ equity and deficit, net and comprehensive loss and cash flows for the year ended December 31, 2017 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Titan Medical Inc. as at December 31, 2017 and its financial performance and its cash flows for the year ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

February 13, 2018

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

TITAN MEDICAL INC.

Balance Sheets

As at December 31, 2018 and December 31, 2017

(In U.S. Dollars)

	Note	December 31, 2018	December 31, 2017
Assets
Current Assets:
Cash and cash equivalents		$11,471,243	$26,130,493
Amounts receivable		143,225	75,151
Deposits	8	8,541,630	2,538,434
Prepaid expense		586,581	149,593

Total Current Assets		$20,742,679	$28,893,671
Furniture and Equipment	3	—	6,714
Patent Rights	4	1,172,485	774,225

Total Assets		$21,915,164	$29,674,610

Liabilities
Current Liabilities:
Accounts payable and accrued liabilities		$6,447,888	$2,218,352
Warrant liability	2h, 5(a), 6	11,250,167	17,849,460

Total Liabilities		17,698,055	20,067,812

Shareholders’ Equity
Share Capital	5a	170,502,394	154,016,519
Contributed Surplus		6,652,409	5,146,784
Warrants	5b	—	741,917
Deficit		(172,937,694)	(150,298,422)

Total Equity		4,217,109	9,606,798

Total liabilities and equity		$21,915,164	$29,674,610

Commitments (Note 8)

See notes to financial statements

Approved on behalf of the Board:

John E. Barker	David McNally
Chairman	President and CEO

TITAN MEDICAL INC.

Statement of Shareholders’ Equity and Deficit

For the Years Ended December 31, 2018 and 2017

(In U.S. Dollars)

	Note		Share Capital Number	Share Capital Amount	Contributed Surplus	Warrants	Deficit	Total Equity
Balance—December 31, 2016	5	(a)	5,550,382	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604
Issued pursuant to agency agreement			4,232,428	20,799,951				20,799,951
Issued private placement			1,009,263	4,564,737				4,564,737
Issued other			7,500	67,954				67,954
Share issue expense				(2,132,238)				(2,132,238)
Warrants exercised during the year			1,755,141	17,392,158				17,392,158
Warrants expired during the year				113,883		(113,883)		—
Broker warrants exercised during the year			132,009	467,264				467,264
Stock based compensation					1,439,352			1,439,352
Net and Comprehensive loss for the year							(33,586,984)	(33,586,984)

Balance—December 31, 2017			12,686,723	$154,016,519	$5,146,784	$741,917	$(150,298,422)	$9,606,798
Issued pursuant to agency agreement			8,975,126	16,915,394				16,915,394
Issued Other			7,500	66,234				66,234
Share issue expense				(1,297,668)				(1,297,668)
Warrants exercised during the year			6,500	59,998				59,998
Warrants expired during the year				741,917		(741,917)		—
Stock based compensation					1,505,625			1,505,625
Net and Comprehensive loss for the year							(22,639,272)	(22,639,272)

Balance—December 31, 2018			21,675,849	$170,502,394	$6,652,409	$—	$(172,937,694)	$4,217,109

See notes to financial statements

TITAN MEDICAL INC.

Statement of Net and Comprehensive Loss

For the Years Ended December 31, 2018 and 2017

(In U.S. Dollars)

	Note		Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue:			$—	$—
Expenses:
Amortization			29,041	17,360
Consulting fees			785,128	598,804
Stock based compensation	5	(b)	1,505,625	1,439,352
Insurance			252,514	25,897
Management salaries and fees			2,683,187	2,449,323
Marketing and investor relations			231,032	277,737
Office and general			412,039	284,532
Professional fees			485,639	452,751
Rent			97,782	97,817
Research and Development			32,858,339	12,900,855
Travel			350,016	339,628
Foreign exchange (gain)/loss			(979,894)	542,664

			38,710,448	19,426,720
Finance Income (cost):
Interest			288,300	17,442
Gain (Loss) on change in fair value of warrants	2	(h), 5(a), 6	17,095,220	(13,133,671)
Warrant liability issue cost			(1,312,344)	(1,044,035)

			16,071,176	(14,160,264)
Net and Comprehensive Loss For The Year			$22,639,272	$33,586,984

Basic and Diluted Loss Per Share			$(1.36)	$(4.25)

Weighted Average Number of Common Shares, Basic and Diluted			16,635,092	7,899,443

See notes to financial statements

TITAN MEDICAL INC.

Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

(In U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Cash provided by (used in):
Operating activities:
Net loss for the year	$(22,639,272)	$(33,586,984)
Items not involving cash:
Amortization	29,041	17,360
Stock based compensation	1,505,625	1,439,352
Other share compensation	66,234	120,171
Warrant liability-fair value adjustment	(17,095,220)	12,423,889
Warrant liability-foreign exchange adjustment	(984,462)	305,475
Loss on extinquishment of other liabilities	—	709,782
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(6,508,259)	(504,056)
Accounts payable and accrued liabilities	4,229,536	(13,849)

Cash used in operating activities	(41,396,777)	(19,088,860)
Financing activities:
Net proceeds from issuance of common shares and warrants	27,158,114	41,084,278

Cash provided by financing activities	27,158,114	41,084,278
Investing Activities:
Increase in furniture and equipment	—	(3,427)
Cost of Patents	(420,587)	(201,409)

Cash used in investing activities	(420,587)	(204,836)

Increase (decrease) in cash and cash equivalents	(14,659,250)	21,790,582
Cash and cash equivalents, beginning of year	26,130,493	4,339,911

Cash and cash equivalents, end of year	$11,471,243	$26,130,493

Cash and cash equivalents comprise:
Cash	$100,130	$354,295
Cash Equivalents	11,371,113	25,776,198

	$11,471,243	$26,130,493

See notes to financial statements

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

1. DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc’s (the “Company”) business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a) Statement of Compliance

These financial statements for the year ended December 31, 2018 and December 31, 2017 have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on February 13, 2019.

(b) Basis of Measurement

These financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c) Functional and Presentation Currency

These financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock-based compensation and the fair value estimate of the initial measurement of new warrant liabilities and the remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

These financial statements have been prepared in accordance with accounting principles applicable to going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ deficiency of $172,937,694 and current losses of $22,639,272. The Company currently does not generate any revenue (other than interest income on its cash balances) and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. The Company expects that approximately US $45 million in incremental funding is needed, for the next 12 months to maintain its currently anticipated pace of development. If additional funding is not available, the pace of the Company’s product development plan may be reduced. These conditions indicate the existence of a material uncertainty that

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and amounts on deposit in interest saving account and short-term promissory notes expiring January 30, 2019 with interest rates ranging from 2.18% to 2.32%.

(c) Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated amortization and accumulated impairment losses, if any. The Company records amortization using the straight-line method over the estimated useful lives of the capital assets as follow:

a) Computer Equipment	3 years
b) Furniture and Fixtures	3 – 5 years
c) Leasehold Improvements	Term of the lease

(d) Impairment of Long-Lived Assets

The Company reviews computer equipment, furniture and equipment, leasehold improvements and patent rights for objective evidence of impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to the asset’s recoverable amount, which is the greater of fair value less cost to sell and value in use. Value in use is measured as the expected future discounted cash flows expected to be derived from the asset. If the carrying value exceeds the recoverable amount, the asset is written down to the recoverable amount.

(e) Patent Rights

Patent rights are recorded at cost less accumulated amortization and accumulated impairment loss. Straight line amortization is provided over the estimated useful lives of the assets, as prescribed by the granting body, which range up to twenty years.

(f) Deferred Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unused tax losses and income tax reductions, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has determined not to recognize its net deferred tax assets, as it is not considered probable that future tax benefits will be realized.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Foreign Currency

Transactions in currencies other than U.S. dollars are translated at exchange rates in effect at the date of the transactions. Foreign exchange differences arising on settlement are recognized separately in net and comprehensive loss. Monetary year end balances are converted to U.S. dollars at the rate in effect at that time. Non-monetary items in a currency other than U.S. dollars that are measured in terms of historical cost are translated using the exchange rate at the date of transaction or date of adoption of U.S functional currency, whichever is later. Foreign exchange gains and losses are included in net and comprehensive loss.

(h) Warrant Liability

In accordance with IAS 32, because the exercise prices of warrants issued are not a fixed amount as they are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollar), as well as the warrants issued August 10, 2018 with the cashless exercise options, the warrants are accounted for as a derivative financial liability. Each Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At December 31, 2018, the Warrant Liability of listed warrants was adjusted to fair value measured at the market price of the listed warrants and the unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(i) Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the listed and unlisted Warrant liability is initially based on level 2 significant observable inputs and at December 31, 2018 and December 31, 2017 is based on level 1, quoted prices (unadjusted) for listed warrants and level 2 for unlisted warrants.

(j) Stock Based Compensation

IFRS 2 requires options granted to employees and others providing similar services to be measured at the fair value of goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option- pricing model. The fair value of the options granted is determined as at the grant date.

Stock options granted to non-employees are valued at the fair value of the goods or service received, measured at the date on which the goods are received, or the services rendered. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option- pricing model. The fair value of the options granted is determined as at the grant date.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Research and Development Costs

Research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. The costs of developing new products are capitalized as deferred development costs, if they meet the development capitalization criteria under IFRS. These criteria include the ability to measure development costs reliably, the product is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To date, all the research and development costs have been expensed as the criteria for capitalization have not yet been met.

(l) Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share considers the dilutive impact of the exercise of 925,782 outstanding stock options (December 31, 2017 – 591,609) and 13,901,859 warrants, (December 31, 2017– 5,108,588) as if the events had occurred at the beginning of the period or at a time of issuance, if later. Diluted loss per share has not been presented in the accompanying financial statements, as the effect would be anti-dilutive.

(m) Investment tax credits

As a result of incurring scientific research and development expenditures, management has estimated that there will be non-refundable federal and refundable and non-refundable provincial investment tax credits receivable following the completion of an audit process by tax authorities. Investment tax credits are recorded when received or when there is reasonable assurance that the credits will be realized. Upon recognition, amounts will be recorded as a reduction of research and development expenditures.

(n) Financial Instruments

Financial assets include cash and cash equivalents, and amounts receivable which are measured at amortized cost. Amounts receivable include HST recoverable and other receivables. Financial liabilities include accounts payable and accrued liabilities which are measured at amortized cost.

(o) Short term Employee Benefits

Short-term employee benefit obligations including Company paid medical, dental and life insurance plans, are measured on an undiscounted basis and are expensed as the related service is provided.

(p) Provisions

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Presently the Company is not aware of the need for any material provisions nor has it recorded any except as otherwise disclosed in the financial statements.

(q) Lease payments

Payments made under operating leases are recognized as an expense on a straight-line basis over the term of the lease. Lease incentives received, if any, are recognized as an integral part of the total lease expense over the term of the lease.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Standards, Amendments and Interpretations Not yet Effective

Following is a listing of amendments, revisions and new IFRS standards, which have been issued but not effective until annual periods beginning after December 31, 2018.

IFRS 16 Leases, to supersede the requirements in IAS 17, IFRIC-15 and SIC-17. The new standard is effective for annual periods beginning on or after January 1, 2019.

Management believes the new standard, effective January 1, 2019 will not have a material impact on future results and Financial Position of the Company.

Adoption Of New Accounting Standard

IFRS 9 Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments (IFRS 9) which replaced IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets and liabilities; new guidance for measuring impairment on financial assets; and new hedge accounting guidance.

On adoption of IFRS 9, the Company has classified the financial assets and financial liabilities held at January 1, 2018, based on the new classification requirements and the characteristics of each financial instrument as at the transition date. The new classification did not require a restatement of prior periods.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9 for each of the Company’s financial assets and financial liabilities at January 1, 2018, (there is no change to the carrying amounts of the financial instruments from this change).

Financial Instrument	IAS 39 Classification	IFRS 9
Financial Asset
Cash and cash equivalents	Loans and receivables	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost
Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized Cost

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

3. FURNITURE AND EQUIPMENT

	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Total
Cost
Balance at December 31, 2017	$83,880	$261,483	$172,601	$517,964
Additions	—	—	—	—

Balance at December 31, 2018	$83,880	$261,483	$172,601	$517,964
Amortization & Impairment Losses
Balance at December 31, 2017	$77,166	$261,483	$172,601	$511,250
Amortization for the year	6,714	—	—	6,714

Balance at December 31, 2018	$83,880	$261,483	$172,601	$517,964
Net Book Value
At December 31, 2017	$6,714	$—	$—	$6,714

At December 31, 2018	$—	$—	$—	$—

4. PATENT RIGHTS

Cost
Balance at December 31, 2017	$978,126
Additions	420,587
Balance at December 31, 2018	$1,398,713
Amortization & Impairment Losses
Balance at December 31, 2017	$203,901
Amortization for the period	22,327

Balance at December 31, 2018	$226,228
Net Book Value
At December 31, 2017	$774,225

At December 31, 2018	$1,172,485

5. SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par

	Issued:	21,675,849 (December 31, 2017: 12,686,723)

Exercise prices of units, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars unless otherwise noted.

On June 19, 2018 a share consolidation of 1:30 was completed and the Company’s outstanding common shares were adjusted from 419,888,250 to 13,996,275. All references to the common shares, warrants and stock options, prior to June 20, 2018, have been updated in the notes to reflect the 1:30 reverse stock split.

On August 10, 2018 Titan Completed an offering of securities made pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 7,679,574 Units under the Offering at a price of US $2.50 per Unit for gross proceeds of approximately $19,198,935 ($17,464,711 net

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5. SHARE CAPITAL (continued)

of closing cost including cash commission of $1,343,925). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $3.20 and expiring August 10, 2023. The warrants were valued at $6,297,251 based on the value determined by the Black-Scholes model and the balance of $12,901,684 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 537,570 Common Shares at a price of USD $2.50 per share prior to expiry on August 10, 2020.

On April 10, 2018 Titan completed an offering of securities made pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton Securities Inc. The Company sold 1,126,664 Units under the Offering at a price of CDN $9.00 per Unit for gross proceeds of approximately $8,035,941 ($7,211,320 net of closing costs including cash commission of $562,516). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $4,553,700 based on the value determined by the Black-Scholes model and the balance of $3,482,241 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 78,867 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

On May 10, 2018 Titan announced the completion of the over-allotment option granted to Bloom Burton Securities Inc. as agent for its offering at a price of CDN $9.00 per Unit completed on April 10, 2018 was exercised and the Company sold an additional 168,888 Units at the offering price for additional gross proceeds of $1,189,856 ($1,100,238 net of closing costs including cash commission of $76,988). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $658,387 based on the value determined by the Black-Scholes model and the balance of $531,469 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 10,928 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

During the year ended December 31, 2017, 1,755,141 warrants had been exercised for total proceeds of $9,438,577. The fair value of the exercised warrants had a value of $7,953,581 which was reclassed from warrant liability to common stock.

On December 5, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated November 30, 2017 between the Company and Bloom Burton Securities Inc. The Company sold 1,533,333 Units under the Offering at a price of CDN $15.00 per Unit for gross proceeds of approximately $18,137,800 ($16,555,875 net of closing costs including cash commission of $1,246,185 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $18.00 and expiring December 5, 2022. The warrants were valued at $5,223,686 based on the value determined by the Black-Scholes model and the balance of $12,914,114 was allocated to common shares.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5. SHARE CAPITAL (continued)

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 105,350 Common Shares at a price of CDN $15.00 per share prior to expiry on December 5, 2019.

On October 31, 2017 Titan completed the final closing of a private placement led by a group of U.S. robotic surgeons. 446,197 common shares of Titan were issued at a subscription price of CDN $7.50 per Common Share for gross proceeds of $2,677,326.

On June 29, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. The Company sold 1,612,955 Units under the Offering at a price of CDN $4.50 per Unit for gross proceeds of approximately $5,576,357 ($4,838,002 net of closing costs including cash commission of $382,689 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $6.00 and expiring June 29, 2022. The warrants were valued at $2,788,274 based on the value determined by the Black-Scholes model and the balance of $2,788,083 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 109,533 Common Shares at a price of CDN $4.50 per share prior to expiry on June 29, 2019.

On July 21, 2017 Titan completed a second closing of an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. The Company sold an additional 370,567 Units under the Offering at a price of CDN $4.50 per Unit for gross proceeds of approximately $1,328,871 ($1,200,788 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $6.00 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value determined by the Black-Scholes model and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 25,940 Common Share at a price of CDN $4.50 per share prior to expiry on June 29, 2019.

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. The Company sold 715,573 Units under the Offering at a price of CDN $10.50 per Unit for gross proceeds of approximately $5,642,537 ($5,039,817 net of closing costs including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i)one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $12.00 and expiring March 16, 2019, and (ii)one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $15.00 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value determined by the Black-Scholes model and the balance of $4,344,727 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 50,005 Common Shares at a price of CDN $10.50 per share prior to expiry on March 16, 2019.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5. SHARE CAPITAL (continued)

On November 23, 2015 Titan closed a private placement of 143,009 Common Shares to Longtai Medical Inc. at a subscription price of CDN $36.90 per common share for gross proceeds of $4,000,000. Under the Agreement, Titan granted to Longtai exclusive rights to negotiate an exclusive marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region. Longtai paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement.

As the parties were not able to reach consensus as to the Distribution Agreement by the agreed upon date, the deposit became due for repayment to Longtai. On August 24, 2017 Titan completed a subscription agreement with Longtai for the equity conversion of Longtai’s $2.0 million deposit. Under the terms of the subscription agreement dated July 31, 2017, Titan issued to Longtai 563,067 Units at an assigned issue price of CDN $4.50 per Unit. Each Unit consists of one Common Share and one Common Share purchase warrant, with each warrant exercisable for one Common Share at an exercise price of CDN $6.00 per warrant and will expire August 24, 2022. The warrants were valued at $822,372 based on the value determined by the Black-Scholes model.

The common shares were valued at $1,887,411 based on the market value on August 24, 2017 of CDN $4.20. The warrant and the common share were valued at fair value in accordance with International Financial Reporting Interpretations Committee Interpretation #19-Extinguishing Financial Liabilities (“IFRIC 19”). A loss of $709,782 was incurred on extinguishment which is included in the Gain (Loss) on change in value of warrant liability in the statement of net and comprehensive loss.

b) Warrants, Stock Options and Compensation Options

Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At December 31, 2018, 1,241,803 common shares (December 31, 2017: 677,063) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of December 31, 2018 and December 31, 2017 and changes during the periods ended on those dates is presented in the following table:

	Year Ended		Year Ended
	December 31, 2018		December 31, 2017
	Number of Stock Options	Weighted-average Exercise Price (CDN)	Number of Stock Options	Weighted-average Exercise Price (CDN)
Balance Beginning	591,609	$21.30	240,075	$33.00
Granted	372,866	$11.97	394,830	$15.60
Expired/Forfeited	(38,693)	$24.90	(43,296)	$34.80

Balance Ending	925,782	$17.32	591,609	$21.30

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5. SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2018 are as follows:

Options Outstanding

Exercise Price (CDN)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$2.09	50,349	3.00	50,349
$3.28	31,498	6.67	31,498
$4.50	18,935	4.54	18,935
$4.80	3,040	1.71	3,040
$7.49	5,590	6.52	5,590
$9.00	11,481	6.52	11,481
$9.60	1,105	1.77	1,105
$11.70	6,667	1.93	6,667
$12.00	1,948	1.93	1,948
$12.90	50,000	5.30	12,500
$14.40	18,950	5.86	4,737
$15.00	16,667	5.11	4,167
$15.00	273,948	6.06	—
$17.10	277,519	5.05	69,380
$30.00	105,719	2.65	81,462
$30.60	6,120	1.98	6,120
$32.40	18,810	2.08	18,810
$41.70	658	0.96	658
$45.30	560	1.61	560
$51.60	15,371	1.44	15,371
$58.20	10,847	0.39	10,847

	925,782	4.82	355,225

The weighted average exercise price of options outstanding is CDN $17.32 and CDN $18.84 for options that are exercisable. Since the December 18, 2018 options issued to consultants have an exercise price of USD $1.55, they have been converted at the December 18, 2018 close rate of 1.3461 or CDN $2.09.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options
January 17, 2017, option grants to Employees	277,519	Vest as to 1⁄4 of the total number of Options granted, every year from Option Date	7 years
February 7, 2017 option grants to Employees	16,667	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
April 17, 2017, option grants to Employees	50,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
September 7, 2017, options granted to Consultants	6,667	Half vest in 3 months and the remaining half in 6 months	3 years
September 7, 2017, options granted to Directors	12,269	immediately	7 years
September 15,2017, options granted to Consultants	3,040	immediately	3 years
October 6, 2017, options granted to Consultants	1,105	immediately	3 years
November 8, 2017 option grants to Employees	18,950	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
December 4, 2017, options granted to Consultants	1,948	immediately	3 years
December 4, 2017, options granted to Consultants	6,667	Half vest immediately and the remaining half in 12 months	3 years
January 19, 2018 option grants to Employees	273,948	Options will vest the earlier of commercialization or 3 years from grant date	7 years
July 6, 2018, options granted to Directors	17,071	immediately	7 years
August 29, 2018, options granted to Directors	31,498	immediately	7 years
December 18, 2018, options granted to Consultants	50,349	immediately	3 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share-based option plan are as follows:

	2018	2017
Fair Value at grant date (CDN)	$5.99	$8.70
Share price at grant date (CDN)	$10.79	$14.75
Exercise price (CDN)	$11.97	$15.52
Expected Volatility	90.12%	83.20%
Option Life	3 years	3-4 years
Expected dividends	nil	nil
Risk-free interest rate	1.90%	1.06%
(based on government bonds)

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at December 31, 2018 and December 31, 2017 and changes during the periods then ended.

	December 31, 2018		December 31, 2017
	Number of Warrants	Amount	Number of Warrants	Amount
Opening Balance	175,357	$741,917	188,381	$855,800
Expired during the year
Exercise Price CDN $1.25
Expiry March 18, 2018	(175,357)	(741,917)	—	—
Expired during the year
Exercise Price CDN $1.77
Expiry March 14, 2017	—	—	(13,024)	(113,883)

Ending Balance	—	$—	175,357	$741,917

6.	WARRANT LIABILTY

	December 31, 2018		December 31, 2017
	Number of Warrants	Amount	Number of Warrants	Amount
Opening Balance	4,933,231	$17,849,460	2,581,703	$2,365,691
Issue of warrants expiring, March 16, 2019	—	—	357,787	572,326
Issue of warrants expiring, March 16, 2021	—	—	357,787	725,484
Issue of warrants expiring, June 29, 2022	—	—	1,983,521	3,364,118
Issue of warrants expiring, August 24, 2022	—	—	563,067	822,372
Issue of warrants expiring, December 5, 2022	—	—	1,533,333	5,223,686
Issue of warrants expiring, April 10, 2023	1,295,554	5,212,087	—	—
Issue of warrants expiring, August 10, 2023	7,679,574	6,297,251
Warrants exercised during the year	(6,500)	(28,949)	(1,755,141)	(7,953,581)
Warrants expired during the year	—		(688,826)	—
Foreign exhange adjustment during the year		(984,462)	—	305,475
Fair value adjustment during the year		(17,095,220)		12,423,889

Ending Balance	13,901,859	$11,250,167	4,933,231	$17,849,460

In addition to the warrants listed above, at December 31, 2018, the Company has issued, outstanding and exercisable, 786,183 broker unit warrants expiring between March 16, 2019 and August 10, 2020 (2017 – 272,650 broker unit warrants expiring between February 23, 2018 and December 5, 2019).

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

7.	INCOME TAXES

a)	Current Income Taxes

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 26.5% (2017 – 26.5%).

	December 31, 2018	December 31, 2017
Net Loss before income taxes	$(22,639,272)	$(33,586,984)
Income taxes at statutory rates	$(5,999,407)	$(8,900,551)
Tax effect of expenses not deductible for income tax purposes:
Tax/FX rate changes and other adjustments	—	(27,053)
Permanent differences	(4,374,564)	3,975,072
Unrecognized share issue costs	(354,072)	(554,252)

Total tax recovery	(10,728,043)	(5,506,784)
Tax recovery not recognized	10,728,043	5,506,784

	$—	$—

b)	Deferred Income Taxes

Deferred income tax assets and liabilities result primarily form differences in recognition of certain timing differences that give rise to the Company’s future tax assets (liabilities) and are as follows:

	December 31, 2018	December 31, 2017
Non-Capital Losses	$47,679,897	$37,012,271
Qualifying Research and
Development expenditures	1,493,309	1,493,309
Share issue costs and other	1,622,533	1,562,116

Total tax assets	50,795,739	40,067,696
Tax assets not recognized	(50,795,739)	(40,067,696)

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is probable that some or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management, based on IFRS criteria, has determined, at this time, not to recognize its deferred tax assets.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

7.	INCOME TAXES (continued)

c)	Losses carried forward

The Company has non-capital losses of approximately $179,924,139 available to reduce future income taxes. The non-capital losses expire approximately as follows:

2027	$786,557
2028	169,954
2029	186,708
2030	2,003,594
2031	12,735,836
2032	7,260,729
2033	8,856,497
2034	15,819,741
2035	43,934,918
2036	28,310,254
2037	19,604,159
2038	40,255,192

$179,924,139

The Company has accumulated Qualifying Research and Development expenses of $5,635,128 from prior years research and development. These expenditures may be carried forward indefinitely and used to reduce taxable income in future years.

As a result of a Canada Revenue Agency (CRA) audit completed in 2017 and 2016, regarding Titan’s 2012 and 2011 SR&ED claim the 2012 loss of $6,517,436 has been adjusted to $7,260,729 and the 2011 loss of $9,423,694 has been adjusted to $12,735,836. The qualifying SR&ED expenditures has also been adjusted from $9,439,430 to $5,635,128. CRA concluded that the claimed work did not satisfy the SR&ED criteria. Titan is appealing this decision by CRA.

d)	Investment Tax Credits

At December 31, 2018 the Company has $1,167,560 (2017—$1,167,560) of unclaimed investment tax credits available to reduce federal income taxes payable in future years. If not utilized, these investment tax credits will start expiring in 2028. The amounts have been adjusted to reflect changes due to the CRA audit.

At December 31, 2018 the Company has $237,997 (2017—$237,997) of unclaimed Ontario Research and Development Tax Credit available to reduce Ontario income taxes payable in future years. If not utilized, this credit will start expiring in 2029. The amounts have been adjusted to reflect changes due to the CRA audit.

8.	COMMITMENTS

Effective November 30, 2018 the Company’s Ancaster, Canada lease and sublease which was to expire January 31, 2019 were terminated. This space was leased at CDN $4,673 per month and sublet for CDN $4,099 per month.

The corporate office is located at 170 University Avenue, Toronto, Canada. Effective October 30, 2017 the Company extended its lease term for a period of 22 months, commencing February 1, 2018 at a monthly rent of CDN $9,969. On November 12, 2018 the lease was amended to reduce the square footage leased from 2,750 to 1,495, reducing the monthly rent to CDN $5,419.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

8.	COMMITMENTS (continued)

As part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At December 31, 2018 $12,756,962 in purchase orders remain outstanding ( 2017—$4,742,928). The Company also has on deposit with this same U.S. supplier $8,541,630 to be applied against future invoices (2017—$2,172,943).

9.	RELATED PARTY TRANSACATIONS

During the year ended December 31, 2018, transactions between the Company directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $1,552,367 for the year ended December 31, 2018 compared to $1,587,667 for the year ended December 31, 2017.

Officers and Directors of the Company control approximately 0.30% of the Company

	December 31, 2018		December 31, 2017
	Number of Shares	%	Number of Shares	%
John Barker	31,714	0.15	23,715	0.19
Martin Bernholtz	—	—	102,383	0.81
David McNally	4,167	0.02	1,667	0.01
Stephen Randall	21,643	0.10	11,910	0.09
John Schellhorn	294	—	294	—
Bruce Wolff	7,610	0.03	2,010	0.02

Total	65,428	0.30	141,979	1.12

Common Shares Outstanding	21,675,849	100%	12,686,723	100%

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short maturities of these instruments or the discount rate applied. Warrant liabilities are valued at fair value as described in note 2 (h).

The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consists of HST tax due from the Federal Government of Canada and interest receivable from interest saving account and short-term promissory notes. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due and when appropriate will scale back its operations. As at December 31, 2018, the Company had cash and cash equivalents of $11,471,243 (December 31, 2017 -$26,130,493) to settle current liabilities of $6,447,888 (December 31, 2017—$2,218,352) excluding warrant liabilities of $11,250,167 (December 31, 2017 – $17,489,460).

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise to continue its technology development program at its current pace.

The Company expects that approximately US $45 million, in incremental funding will be required for fiscal 2019 to maintain its currently anticipated pace of product development. If additional funding is not available, the pace of the Company’s development plan may be reduced.

c)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(i)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in interest savings accounts and short-term promissory notes. The Company periodically monitors the investments it makes and is satisfied with the credit risk of its bank.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS (continued)

(ii)	Foreign currency risk

The company’s functional currency is the U.S. dollar. Expenditures transacted in foreign currency are converted to U.S. dollars at the rate in effect when the transaction is initially booked. The gain or loss on exchange, when the transaction is settled, is booked to the Statement of Net and Comprehensive Loss. Management acknowledges that there is a foreign exchange risk derived from currency conversion and believes this risk to be low as the Company now maintains a minimum balance of Canadian dollars.

d)	Sensitivity analysis

Cash equivalents include cash balances and amounts on deposit in interest savings account and short-term promissory notes. Sensitivity to a plus or minus 1% change in interest rates could affect annual net loss by $113,711 (December 31,2017—$257,762) based on the current level of cash invested in cash equivalents.

A strengthening of the U.S. dollar at December 31, 2018, as indicated below, against Canadian current assets and accounts payable and accrued liabilities including warrant liability of CDN $277,228 and $5,520,457 respectively (December 31, 2017—$509,371 and $22,813,047) would result in increased equity and an increased profit for the period of $192,059 (December 31, 2017, increased equity and an increase profit of $888,913) as shown on the chart below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular, interest rates, remain constant. The analysis is performed on the same basis for December 31, 2017.

December 31, 2018	Profit of (Loss)
5% strengthening
CDN Current assets	$(10,155)
CDN Accounts payable and accrued liabilities	$202,214

$192,059

December 31, 2017
5% strengthening
CDN Current assets	$(20,301)
CDN Accounts payable and accrued liabilities	$909,214

$888,913

A weakening of the U.S. dollar against the Canadian dollar at December 31, 2018 and December 31, 2017 would have had the equal but opposite effect on the above currencies to the amount shown above, on the basis that all other variables remain constant.

11.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of SPORT, the next generation of surgical robotic platform.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

12.	CAPITAL MANAGEMENT

The Company’s capital is composed of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, to support the development of its SPORT Surgical Platform (SPORT). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the SPORT. The Company has further progress to make in the development of the SPORT and anticipates that the cost of completion will exceed its current resources. Accordingly, the Company will be dependent on external financing to fund a portion of its future activities. To carry out the completion of the SPORT and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2018. The Company is not subject to externally imposed capital requirements.

13.	EVENTS AFTER THE REPORTING DATE

During the first quarter of 2019, 619,606 warrants had been exercised for gross proceeds of $1,982,739.